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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                SCHEDULE 14D-9/A
                Solicitation/Recommendation Statement Pursuant to
             Section 14(d)(4) of the Securities Exchange Act of 1934

                                (AMENDMENT NO. 3)

                            KIEWIT MATERIALS COMPANY
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                            (Name of Subject Company)

                            KIEWIT MATERIALS COMPANY
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                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $0.01 Per Share
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                         (Title of Class of Securities)

                                  US49387R1005
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                      (CUSIP Number of Class of Securities)

                              Mark E. Belmont, Esq.
                       Vice President and General Counsel
                            Kiewit Materials Company
                                1100 Kiewit Plaza
                              Omaha, Nebraska 68131
                                 (402) 536-3661
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           (Name, Address and Telephone Number of Person Authorized to
 Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                                    Copy to:

                              David K. Boston, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000

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[ ]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

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          This Amendment No. 3 to Schedule 14D-9 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 of Kiewit Materials Company, a Delaware corporation (the "Company"), filed with the Securities and Exchange Commission (the "Commission") on July 23, 2002, as amended by Amendment No. 1 thereto, filed with the Commission on August 19, 2002, and as further amended by Amendment No. 2 thereto, filed with the Commission on August 20, 2002 (as amended, the "Schedule 14D-9"), with respect to the offer made by Jem Lear Acquisition Company, Inc., a Delaware corporation ("Purchaser"), and a wholly-owned subsidiary of Rinker Materials Corporation, a Georgia corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company (the "Shares"), at a purchase price of $17.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated July 23, 2002, and in the related Transmittal Letter (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO, as the same may be amended from time to time, that was initially filed by Parent and Purchaser with the Commission on July 23, 2002.

          Item 9. Exhibits

          Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

          "(a)(8) Information Sheet for telephone contacts with Kiewit Materials Company Stockholders by employees of Kiewit Materials Company and/or Peter Kiewit Sons', Inc."


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          SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              KIEWIT MATERIALS COMPANY


                                              By: /s/ Donald E. Bowman
                                                  ------------------------------
                                                  Name:   Donald E. Bowman
                                                  Title:  Vice President and
                                                         Chief Financial Officer

     Dated: September 11, 2002


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Exhibit No.     Description

(a)(8) Information Sheet for telephone contacts with Kiewit Materials Company Stockholders by employees of Kiewit Materials Company and/or Peter Kiewit Sons', Inc.


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